UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-41970

Lotus Technology Inc.

(Translation of registrant’s name into English)

No. 800 Century Avenue

Pudong District, Shanghai, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Appointment of Mr. Abdul Farid Bin Alias

The Company has appointed Mr. Abdul Farid Bin Alias as a director effective from January 22, 2025.

Mr. Abdul Farid Bin Alias has over 25 years of experience in investment banking, corporate finance and capital markets with local large caps and multinationals including Aseambankers, Schroders, Malaysian International Merchant Bankers, JP Morgan and Khazanah. Most recently, he served as Group President, Chief Executive Officer and Executive Director of Maybank.

Farid is currently an independent non-executive director of Bursa Malaysia Berhad, CelcomDigi Berhad and CapitaLand Investment Limited. He is also a member of the Board of Visitors of the Smeal College of Business, Pennsylvania State University and a co-opted council member of Asian Institute of Chartered Bankers.

Farid obtained an MBA degree from the University of Denver and a Bachelor of Science degree in Accounting from the Pennsylvania State University. He also attended the Advanced Management Programme at Harvard Business School and is a Chartered Banker by the Asian Institute of Chartered Bankers.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lotus Technology Inc.

By	:	/s/ Alexious Kuen Long Lee
Name	:	Alexious Kuen Long Lee
Title	:	Director and Chief Financial Officer

Date: January 23, 2025